Exhibit 21.1

The following are the subsidiaries of IBEX Holdings Limited.

Legal Name of Subsidiary	Jurisdiction of Incorporation
IBEX Global Solutions Limited	England & Wales
Etelequote PLC	England & Wales
TRG Customer Solutions, Inc. (dba as IBEX Global Solutions, Inc.)	Delaware
Virtual World (Private) Limited	Pakistan
IBEX Philippines Inc.	Philippines
IBEX Global Solutions (Philippines) Inc.	Philippines
TRG Marketing Solutions Limited	England & Wales
IBEX Global Solutions (Private) Limited	Pakistan
IBEX Global Europe S.a.r.l.	Luxembourg
IBEX Global Bermuda Limited	Bermuda
IBEX Global Solutions France S.a.r.l.	France
iSky, Inc.	Delaware
e-TeleQuote Insurance Inc.	Florida
Digital Globe Services, Inc.	Delaware
DGS Worldwide Marketing Limited	Cyprus
DGS (Pvt.) Limited	Pakistan
DGS Worldwide BV	Netherlands
DGS EDU LLC	Delaware
7 Degrees LLC	Delaware
DGS Ltd.	Bermuda